UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TTI TEAM TELECOM INTERNATIONAL LTD.
(Name of Subject Company)

TTI TEAM TELECOM INTERNATIONAL LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.5 nominal value per share
(Title of Class of Securities)

M88258104
(CUSIP Number of Class of Securities)

Israel Ofer, CFO
TTI Team Telecom International Ltd.
7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
(972) 3-926-9700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ashok J. Chandrasekhar,Adv. Goldfarb, Levy, Eran & Co. 2 Ibn Gvirol Street Tel Aviv 64077, Israel (972)3-608-9999	Mark Selinger, Esq. McDermott, Will & Emery 50 Rockefeller Plaza New York, NY 10020-1605 (212) 547-5438

[_]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

             (a) The name of the subject company is TTI Team Telecom International Ltd., an Israeli company (the “Company”). The address and telephone number of the principal executive offices of the Company are 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, 49512, Israel and + 972-3-926–9700.

             (b) The title of the class of equity securities to which this Statement relates is the Company’s Ordinary Shares, par value NIS 0.5 per share (the “Ordinary Shares”). As of February 7, 2003, there were 11,872,049 Ordinary Shares outstanding. The Company’s shares are quoted on the Nasdaq National Market, under the symbol “TTIL”.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1(a) above and are incorporated herein by reference. The Company’s website address is www.tti.co.il. The information on the Company’s website should not be considered part of this Statement.

        This Statement relates to the offer by Team Software Industries Ltd., an Israeli company (the “Purchaser”), to pay $6.00 per Ordinary Share, net to the Seller in cash, without interest thereon (the “Offer Price”), for an aggregate of up to 650,000 Ordinary Shares that the Purchaser does not already own. The offer is on the terms and subject to the conditions set forth in the Purchaser’s offer, dated February 7, 2003, and in the related letter of transmittal (the “Offer”).

        The Offer is disclosed in a Tender Offer Statement on Schedule TO dated February 7, 2003 (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission. The Purchaser’s Offer to Purchase is filed as Exhibit (a)(1)(A), and the related Letter of Transmittal is filed as Exhibit (a)(1)(B), to the Schedule TO and is incorporated herein by reference.

        The Schedule TO states that the address of the principal executive offices of the Purchaser is 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, 49512, Israel, and the Purchaser’s telephone number at that address is +972-3-926-9700.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described or referred to in this Statement, to the Company’s knowledge, there exists on the date this Statement was filed with the Securities and Exchange Commission no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (a) the Company, its executive officers, directors or affiliates or (b) the Purchaser or its executive officers, directors or affiliates.

General

        As a result of the Purchaser’s current aggregate beneficial ownership of approximately 44.75% of the issued and outstanding Ordinary Shares, and its influence in the election of the directors of the Company, the Purchaser may be deemed to exert substantial influence over the Company.

        The Company and some of the Company’s executive officers and directors have arrangements with the Purchaser or its executive officers, directors or affiliates that are described below and that may present the Company or the Purchaser with actual or potential conflicts of interest.

The Purchaser’s Shareholdings in the Company

        The Purchaser beneficially owns 5,312,550 Ordinary Shares, representing 44.75% of the Company’s issued and outstanding Ordinary Shares.

        Team Computers and Systems Ltd., an Israeli company whose shares are listed on the Tel Aviv Stock Exchange (“Team Computers”), owns 100% of the issued and outstanding shares of the Purchaser, and accordingly, may be deemed to beneficially own the Ordinary Shares held by the Purchaser. Team Computers performs computer system integration and other value-added services. Arad Investments and Industrial Development Ltd., an Israeli holding company whose shares are listed on the Tel Aviv Stock Exchange (“Arad”), beneficially owns, directly and indirectly, 54.8% of the issued and outstanding shares of Team Computers, and, therefore, may be deemed to beneficially own the Ordinary Shares held by the Purchaser. The group of controlling shareholders of Arad owns 83.1% of Arad’s outstanding shares. The ownership of the controlling group is divided as follows: Shlomo Eisenberg owns 36.9%, Abraham Gesundheit owns 41.3% and the heirs of the late Rudolph Shpitzer own 21.8%. In addition, Shlomo Eisenberg, indirectly through a wholly-owned company, owns an additional 6.7% of Arad. The members of the group have an oral agreement among themselves with respect to their shares in Arad. Pursuant to the agreement, they are required to vote unanimously in Arad’s shareholder meetings for the list of directors that they unanimously approve, any sales of their Arad shares must be approved unanimously and each member has rights of first refusal to purchase shares, on a pro rata basis, that any other member wishes to sell.

        Mr. Shlomo Eisenberg, beneficially owns 15.6% of the issued and outstanding shares of Team Computers directly. In addition, Shlomo Eisenberg is the chairman of the board of directors of the Purchaser, the Company, Team Computers and Arad. Mr. Meir Lipshes, the Company’s Chief Executive Officer and a member of the Company’s board of directors, serves as a member of the board of directors of the Purchaser and Team Computers, and beneficially owns 8.0% of Team Computers’ outstanding shares. Therefore, Messrs. Eisenberg and Lipshes may be deemed to beneficially own the Ordinary Shares held by the Purchaser. Messrs. Eisenberg and Lipshes disclaim any such beneficial ownership. Shlomo Eisenberg also personally holds: (x) 28,101 Ordinary Shares of the Company, and (y) options to purchase 30,000 Ordinary Shares, of which options to purchase 25,000 Ordinary Shares of the Company are currently exercisable or become exercisable within 60 days. The exercise prices of these options range between $10.50 and $30.00 per share. Mr. Meir Lipshes also personally holds options to purchase 40,000 Ordinary Shares, of which options to purchase 33,334 Ordinary Shares of the Company are currently exercisable or become exercisable within 60 days. The exercise prices of these options range between $10.50 and $30.00 per share.

Related Party Transactions

Sale of Products; Services

        Since the commencement of the Company’s operations in 1992, Team Computers has from time to time paid the Company commissions in respect of the sale by the Company of certain products represented and sold by Team Computers. This relationship is reflected in an agreement between the Company and Team Computers dated October 1996. Team Computers generally pays the Company a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team Computers from these sales less the cost to Team Computers. Team Computers paid the Company commissions of approximately $521,000 in 2001, and $974,000 in 2002. The Company also provided maintenance services for one customer of Team Computers, and Team Computers billed the customer and passed on the receipts to the Company. The payments made to the Company in connection with these services were approximately $142,326 in 2001, and there were no such payments in 2002.

        In addition, Team Computers provides to the Company certain administrative services, including computer servicing, employee relations matters, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and the Company reimburses Team Computers for the actual cost of such services. The actual costs of such services were $644,000 in 2000, $619,000 in 2001 and $562,000 in 2002. The Company and Team Computers have agreed to indemnify each other for liabilities resulting from the acts or omissions of their respective employees constituting intellectual property violations. The agreement is automatically renewed for successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days’ prior written notice.

        Since 1992, the Company has also purchased fixed assets, such as computer hardware, from Team Computers and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team Computers. The Company pays Team Computers and Omnitek-Eichut prices for these assets that are no less favorable to the Company than those it could obtain from unrelated third parties. The payments made by the Company to Team Computers and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $1.091 million in 2000, approximately $2.014 million in 2001, and will be approximately $916,000 in 2002. In addition, since the Company’s incorporation, Team Computers has been supplying the Company with hardware and support services for the Company’s products. The actual cost of such services for both internal use and for projects were $5,700,000 in 2000, $7,700,000 in 2001 and $6,300,000 in 2002.

Registration Rights

        The Purchaser has registration rights with respect to an aggregate of 4,625,000 Ordinary Shares of the Company. The Company has agreed that, at the request of the Purchaser, but on no more than two occasions, the Company will file a registration statement under the Securities Act of 1933, as amended, for an offering of those shares as to which registration is requested. In addition, if the Company otherwise proposes to register any Ordinary Shares under the Securities Act, the Company shall include in such registration the Purchaser’s shares, subject to certain limitations. All fees and expenses incurred in connection with any registration will be borne by the Company, except that the Purchaser will pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to the Purchaser’s shares.

Leased Facilities

        Since February1998, the Company has leased its principal facilities in Petach Tikva, Israel from Team Computers pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.2 million during 2001 and $1.3 million during 2002.

        The Company exercised its option to extend the lease until August 31, 2007. Since the Company became a tenant of Team Computers, Team Computers has performed various internal construction projects on behalf of the Company, adapting the Company’s premises to its requirements. These construction projects were performed on a cost only basis. On September 2, 2002, the Company and Team Computers amended the lease, such that, among other things, the space leased by the Company was expanded by an additional 2,800 square meters, for a total of approximately 5,830 square meters. The Amendment was approved by the shareholders of the Company on October 24, 2002.

Compensation to Directors

Options

        In October 1999, the board of directors of the Company authorized the grant to Shlomo Eisenberg of options to purchase 18,000 Ordinary Shares at an exercise price of $10.50 per share, and 18,000 Ordinary Shares at an exercise price of $12.875 per share, and the grant to Meir Lipshes of options to purchase 24,000 Ordinary Shares at an exercise price of $10.50 per share and 24,000 Ordinary Shares at an exercise price of $12.875 per share. These options are currently fully exercisable.

        In January 2000, the board of directors of the Company authorized the grant to Shlomo Eisenberg of options to purchase up to an additional 9,000 Ordinary Shares and to Meir Lipshes options to purchase up to an additional 12,000 Ordinary Shares. The exercise price of these options is $20.25 per share. These options are currently fully exercisable. Of the above options, 30,000 have been exercised by Shlomo Eisenberg, and 40,000 have been exercised by Meir Lipshes. Out of Shlomo Eisenberg’s remaining options, 12,000 expire on October 28, 2004 and 3,000 expire on January 31, 2005. Out of Meir Lipshes’ remaining options, 16,000 expire on October 28, 2004, and 4,000 expire on January 31, 2005. These option grants were approved by the shareholders of the Company in October 2000.

        In November 2001, the board of directors of the Company authorized the grant of options to purchase up to an additional 15,000 Ordinary Shares to Shlomo Eisenberg, and options to purchase up to an additional 20,000 Ordinary Shares to Meir Lipshes. These options vest over 2 years. These options expire on November 9, 2005. Out of the 15,000 options granted to Shlomo Eisenberg, 12,000 options have an exercise price of $19.00 per share, and 3,000 options have an exercise price of $30.00 per share. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. Of these options, 10,000 of Mr. Eisenberg’s options are currently exercisable or will become exercisable within 60 days, and 13,334 of Mr. Lipshes’ options are currently exercisable or will become exercisable within 60 days. These option grants were approved by the shareholders of the Company in October 2002.

Management Fees and Bonuses

        The Company currently pays monthly management fees of NIS 32,492 ($6,859 according to the exchange rate prevailing on December 31, 2002) to Shlomo Eisenberg, and NIS 64,894 ($13,718 according to the exchange rate prevailing on December 31, 2002) to Meir Lipshes. These amounts are linked to the Israeli Consumer Price Index and are updated every month according to this Index.

        During 2001, the Company paid a bonus to Meir Lipshes of NIS 400,000 ($84,442 according to the exchange rate prevailing on December 31, 2002) in respect of his performance during 2000. The payment of this bonus was approved by our shareholders in October 2000.

        During January 2003 the Company paid a bonus to Meir Lipshes of NIS 300,000 ($63,331 according to the exchange rate prevailing on December 31, 2002) in respect of his performance during 2001, and during November 2002, the Company paid a bonus to Shlomo Eisenberg of NIS 150,000 ($31,666 according to the exchange rate prevailing on December 31, 2002) in respect of his performance during 2001. These bonuses were approved by our shareholders in October 2002.

Directors and Executive Officers

        As set forth below, (1) two out of the five members of the Company’s Board of Directors were nominated by the Purchaser or its affiliates, (2) Shlomo Eisenberg serves as the Chairman of the board of directors of the Company, the Purchaser and the Purchaser’s parent company, Team Computers, and (3) Meir Lipshes serves as Chief Executive Officer and a director of the Company, and as a director of the Purchaser and Team Computers.

        Shlomo Eisenberg has served as Chairman of the board of directors of the Company since its inception in September 1992. Since 1990, Mr. Eisenberg has served as Chairman of the board of directors of Team Computers and its various subsidiaries. Since, 1994, Mr. Eisenberg has served as Chairman of the board of directors of the Purchaser. Since 1988, Mr. Eisenberg has served as Chairman of the board of directors of Arad, a Tel Aviv Stock Exchange-listed company which, directly and indirectly, owns 54.8% of Team Computers. Mr. Eisenberg is a shareholder of Team Computers and a member of the controlling group of shareholders of Arad. Since May 1989, Mr. Eisenberg has been the Chairman and Chief Executive Officer of Isras Investment Company, Ltd. Mr. Eisenberg received a Masters of Science degree in mathematics from the Hebrew University, Jerusalem. In November 1997, a motion for certification of a class action was filed against Mr. Eisenberg, Arad and the other directors of Arad in the Tel Aviv District Court. The class action alleged that the defendants, including Mr. Eisenberg, had, among other things, wrongfully obtained the approval by Arad’s shareholders of a transaction in which Arad acquired shares of Isras from Mr. Eisenberg and two other controlling shareholders of Arad which was financed through a rights offering. On February 24, 1999, all of the defendants, except Mr. Eisenberg, signed a settlement agreement with respect to this action without admitting any of the charges. With respect to Mr. Eisenberg, he was given a specific period of time following the resolution of the criminal proceedings described below to join the settlement agreement. Following an investigation by the Israel Securities Authority of certain aspects of the above-mentioned matter, an indictment was filed against Mr. Eisenberg and other accused persons in the Tel Aviv District Court alleging, among other things, that Mr. Eisenberg and other accused persons have failed to disclose to the Arad public shareholders and in the rights offering prospectus, the circumstances surrounding the sale of certain Arad shares by Mr. Eisenberg to third parties, including certain understandings that the parties to that transaction have allegedly reached. The indictment alleges that the purpose of that transaction was to fraudulently obtain the shareholders’ consent required under Israeli law for the acquisition by Arad of the Isras shares from Arad’s related parties. The charges include violations of Israel’s Securities Law (including making a misleading statement in a prospectus) and Penal Law. Mr. Eisenberg pled not guilty to the charges. The trial has been completed and the judge’s verdict is awaited. Under current Israeli law, if Mr. Eisenberg is convicted of certain of the alleged criminal offenses, he would be disqualified to serve as a director of a public company, including our company, unless permitted so to serve by a court order.

        Meir Lipshes one of the directors of the Company and its Chief Executive Officer, has served on the board of directors of the Company since it commenced independent operations in September 1992 and was appointed Chief Executive Officer in January 1996. Mr. Lipshes was one of the founders and is a current shareholder of Team Computers, served as Team Computer’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team Computers since 1972, a director of the Purchaser since 1994, and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

        Meir Dvir became a director in 1997. Since 1994, Mr. Dvir has served as President of Dea. Shnia Ltd. Mr. Dvir additionally has held the following positions, among others: Executive Vice President of R&D and Business Development at I.A.I. Ltd. from 1985 to 1994, Director of the Aircraft Division of I.A.I. Ltd. from 1987 to 1989, Chief Operating Officer of Elscint Ltd. from 1984 to 1985, and President of I.A.I. Ltd. from 1982 to 1983. Mr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

        David Azaria became a director in 1998. Mr. Azaria served on the board of directors of YAANA Systems Ltd. from 1993 to 1998. Mr. Azaria was Chief Executive Officer of YAANA from 1968 to 1993, Chairman of the Board of Directors of YAANA from 1973 to 1998, and Chief Executive Officer and Chief Financial Officer of Ye’ul Data Processing Cooperative from 1963 to 1998. Mr. Azaria was the founder of the Israel Defense Forces Main Computation Center. He received a Bachelor of Science degree in statistics and sociology from the Hebrew University, Israel.

        Zeev Refuah became a director in 1999. Mr. Refuah has been Chief Executive Officer of Haft Refuah Ltd. Financial and Business Consultants since 1991. Mr. Refuah holds a L.L.B. from the Tel Aviv University School of Law, Israel.

Beneficial Ownership of Shares

        The following table details (to the best of the Company’s knowledge), as of February 7, 2003, the number of Ordinary Shares beneficially owned (including the shares underlying options held by such person that are exercisable within 60 days), by any of the Company’s directors and executive officers:

Name	Position	Number of Ordinary Shares of the Company	Percentage (1)
Shlomo Eisenberg	Chairman of the Board of Directors	5,365,651(2)	45.1%(2)
Meir Lipshes	Director and Chief Executive Officer	33,334(3)	*
Ron Al-Dor	President	28,100(3)	*
Israel Ofer	Chief Financial Officer	20,189(3)	*
Norman Tutnauer	Vice President of Sales	21,222(4)	*
Avichai Levy	Marketing Manager	19,445(5)	*
Rami Doron	Vice President of Development & Operations	15,555(3)	*
Ori Amitzur	Chief Technologies Director	26,745(6)	*

* Indicates less than 1%.

(1)	Based on 11,872,049 Ordinary Shares of the Company outstanding on February 2, 2003.
(2)	Includes 28,101 Ordinary Shares, as well as options to purchase 25, 000 Ordinary Shares that are currently exercisable or become exercisable within 60 days, held directly by Mr. Eisenberg. The exercise price of these options range between $10.50 and $30.000 per share. Also includes 5,312,550 Ordinary Shares owned by the Purchaser, which Mr. Eisenberg may be deemed to beneficially own. Mr. Eisenberg disclaims beneficial ownership of the Ordinary Shares owned by the Purchaser. Under applicable Israeli law, options are not included in beneficial ownership calculations and, accordingly, for such purposes Mr. Eisenberg may be deemed to beneficially own shares representing 44. 98% of the outstanding Ordinary Shares of the Company.
(3)	Represents Ordinary Shares issuable upon the exercise of options only.
(4)	Includes 17,222 options to purchase Ordinary Shares exercisable within 60 days.
(5)	Includes 18,445 options to purchase Ordinary Shares exercisable within 60 days.
(6)	Includes 24,445 options to purchase Ordinary Shares exercisable within 60 days.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)    Solicitation/Recommendation

        Shlomo Eisenberg and Meir Lipshes, directors of the Company, have personal interests in the Offer and its consequences because they hold shares in Team Computers, and both serve on the board of directors of the Purchaser and Team Computers. As a result, in accordance with Israeli law, Shlomo Eisenberg and Meir Lipshes did not participate in the consideration of the Offer by the board of directors of the Company.

        Based upon a determination by the independent directors of the Company, the board of directors of the Company is expressing no opinion and is remaining neutral with respect to the Purchaser’s Offer. Each shareholder must make its own decision as to whether to tender its Ordinary Shares and, if so, how many shares to tender. A copy of a letter to the Company’s shareholders communicating the statement of the board of directors of the Company is filed herewith as Exhibit (a)(3) and is incorporated herein by reference.

        Although the board of directors of the Company is expressing no opinion and is remaining neutral with respect to the Purchaser’s Offer, the board of directors believes shareholders should carefully read the Offer and this Statement before making any decision regarding tendering their Ordinary Shares and consider, among other things, the following factors in deciding whether to tender their Ordinary Shares in the Offer:

         • Historical market prices of the Ordinary Shares: Shareholders should review the information regarding the Company’s share price performance set forth on Section 6 of the Offer to Purchase under the caption “Price Range of the Shares; Dividends on the Shares” and also obtain a current market quotation for the Ordinary Shares;

         •Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in the 2001 Annual Report on Form 20-F and other reports of the Company filed with the Commission; and

         •Certain U.S. and Israeli tax considerations related to the tender of the Ordinary Shares: Shareholders should review the tax information set forth on Section 5 of the Offer to Purchase under the caption “Material U.S. Federal Income Tax and Israeli Income Tax Consequences.”

        In addition, shareholders should consult their own financial and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b) Reasons

        The independent directors determined that the board of directors of the Company will express no opinion and will remain neutral with respect to the Offer for the following reasons:

         •But for requirements of Israeli law applicable if a purchaser crosses the 45% ownership threshold, the Company believes that the Purchaser would attempt to acquire the Ordinary Shares it is seeking through open market purchases. Under such circumstances, the Company would not have been required to, and generally would not, make any recommendation to its shareholders in connection with such purchases.

         •The Company has not participated in, and takes no responsibility for, the Purchaser’s Offer, and each holder of the Company’s Ordinary Shares and his, her or its financial advisor are in a better position to decide whether tendering or refraining from tendering would meet the investment objectives of such shareholder.

Background of the Offer; Contacts with the Purchaser

Background of the Offer

        Please review the information set forth in the Offer to Purchase under the caption “Background to our Offer,” which is incorporated herein by reference.

Contacts with the Purchaser in connection with the Offer

        The Company has made available to the Purchaser its shareholders list and security position listings for the purpose of disseminating the Offer to the Company’s shareholders.

        In addition, on February 6, 2003, upon the Purchaser’s request, the Company filed a request for approval with the Investment Center of the Ministry of Industry and Trade of Israel. See Item 8 below.

Intent to Tender

        Other than one executive officer of the Company that has indicated his intent to tender up to 4,000 Ordinary Shares pursuant to the Offer, to the best of the Company’s knowledge, its executive officers, directors, affiliates and subsidiaries who currently own Ordinary Shares do not intend to tender any of the Ordinary Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        During the past sixty (60) days, no transactions in the Ordinary Shares have been effected by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

        Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of securities by or of the Company; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

Transactions and other Matters

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

        •Special Tender Offer: As an Israeli company, the Company is subject to Section 328 of the Companies Law. In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company and there is no existing majority shareholder in the company. There are no majority shareholders in the Company except for the Purchaser and, to the extent that the Offer is consummated, the Purchaser will own more than 45% of the Company’s issued share capital. Accordingly, as a result of the Purchaser’s aggregate level of holdings in the Company, in order for it to purchase additional shares in the Company, it is required to conduct a special tender offer meeting the requirements of Israeli law. In addition, under the Companies Law, once a shareholder owns in excess of 50% of the outstanding shares of a company, it may purchase shares in the open market or through private transactions, and not strictly through a tender offer, unless as a result of the purchase it would own in excess of 90% of the outstanding shares of the subject company.

        •Rights of Shareholders in the Offer: Under Israeli law, a shareholder will have no appraisal rights with respect to the Offer. As set forth in the Offer to Purchase, shareholders may respond to the Offer by accepting the Offer or notifying the Purchaser of their objection to the Offer Alternatively, they may simply do nothing and not tender their shares or object to the Offer. Under Israeli law, it is a condition to the Offer that the aggregate number of shares tendered in the Offer is greater than the number of shares represented in notices of objection. In making this calculation, the Purchaser is required to exclude its shares.

Regulatory Approvals

        Israeli Anti-Trust Authority. Prior to the completion of the Offer, the purchase of the Ordinary Shares pursuant to the Offer is subject to the approval of the Israeli Anti-Trust Authority. This approval is required by the Israeli Restrictive Trade Practices Law, 5748-1988, since the Purchaser is expected to cross the 50% ownership threshold as a result of the Offer. According to the Purchaser’s Schedule TO, on December 18, 2002, the Purchaser filed a preliminary merger notification and a request for preliminary approval with the Anti-Trust Authority, on January 6, 2003, the Purchaser furnished the Anti-Trust Authority with additional information, and on January 15, 2003, the Purchaser received a non-binding pre-ruling that the Anti-Trust Authority does not object to the proposed increase of the Purchaser’s holdings in the Company pursuant to the Offer. On February 12, 2003, the Company and the Purchaser filed definitive merger notifications with the Anti-Trust Authority.

        Israeli Investment Center. Prior to the consummation of the Offer, the Company was required to receive the approval of the Investment Center of the Ministry of Industry and Trade of Israel regarding the purchase of the Company’s shares pursuant to the Offer. This approval was required because the Company’s facilities currently enjoy “approved enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, which provides the Company with certain tax benefits. In order for the Company to maintain its “approved enterprise” status and such tax benefits, the Company is required, among other things, to obtain the approval of the Investment Center for certain changes in its shareholdings, including the purchase of shares pursuant to the Offer. On February 6, 2003, at the Purchaser’s request, the Company filed a request for approval with the Investment Center. The preliminary approval of the Investment Center was received on February 17, 2003. The final approval of the Investment Center will be granted following the consummation of the Offer.

        Israeli Office of the Chief Scientist. Following the consummation of the Offer, the Company is required to notify the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel of the purchase of the Company’s shares pursuant to the Offer. This notification is required because the Company receives funding for certain research and development activities under the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984.

        In addition, as set forth in the Offer to Purchase, the Purchaser must receive any necessary material approval, permit, authorization or consent of any U.S., Israeli or other governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) prior to the completion of the Offer (which must occur no later than the 60th day following the date of the Offer to Purchase).

ITEM 9. EXHIBITS.

Exhibit (a)(1) Exhibit (a)(2) Exhibit (a)(3)* Exhibit (a)(4) Exhibit (d)(1)**	Offer to Purchase, dated February 7, 2003 (incorporated by reference to Exhibit (a)(1)(A)
to the Schedule TO of Purchaser filed on February 7, 2003)

Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on February 7, 2003)

Letter to shareholders of the Company, dated February 19, 2003

Notice of Objection (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of
Purchaser filed on February 7, 2003)

Amendment to Lease Agreement (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on February 7, 2003)

* Included in copy mailed to shareholders.
** English translation from the Hebrew original.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2003

TTI Team Telecom International Ltd. By: /s/ Eli Ofer —————————————— Name: Israel (Eli) Ofer Title: Chief Financial Officer

Exhibit (a)(3)

TTI-Team Telecom International Ltd. 7 Martin Gehl St. Kiryat-Arie Petach-Tikva 49512, Israel Tel: +972-3-926 9700 Fax: +972-3-926 9849 www.tti-telecom.com

February 19, 2003

Dear Shareholder:

        On February 7, 2003, Team Software Industries Ltd. (the “Purchaser”) commenced a tender offer (the “Offer”) for an aggregate of up to 650,000 Ordinary Shares, NIS 0.5 nominal (par) value per share (the “Ordinary Shares”), of TTI Team Telecom International Ltd. (the “Company”) that the Purchaser does not already own, at a purchase price of $6.00 per Ordinary Share, net to the seller in cash, without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Purchaser’s Offer materials.

        The Offer is conditioned upon, among other things, shareholders holding at least 650,000 Ordinary Shares not currently owned by the Purchaser, tendering their shares and that the aggregate number of shares tendered in the Offer be greater than the number of shares represented in notices of objections. The Offer is currently scheduled to expire at 5:00 p.m., New York time, on March 10,2003.

PLEASE BE ADVISED THAT, BASED UPON A DETERMINATION BY THE INDEPENDENT DIRECTORS OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY IS EXPRESSING NO OPINION AND IS REMAINING NEUTRAL WITH RESPECT TO THE OFFER. ACCORDINGLY, EACH SHAREHOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER TO TENDER ITS SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

        Information with respect to the determination of the independent directors and the transaction is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 attached to this letter, and we urge you to consider this information carefully.

        You should have received by now the Offer to Purchase of the Purchasers, together with related materials to be used for tendering your shares. These documents provide instructions on how to tender your shares and set forth the terms and conditions of the Offer and other important information. We encourage you to read these materials carefully.

        As noted above, the Offer is being made by the Purchaser, Team Software Industries Ltd., and any questions about the Offer should be directed to the persons indicated in the offer materials distributed by the Purchaser. The Company is not responsible for the Offer.

        We appreciate your continued interest in and support of the Company.

        On behalf of the Board of Directors of the Company,

/s/ Iris Cohen —————————————— Iris Cohen Legal Counsel